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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

              NORTHWESTERN PUBLIC SERVICE COMPANY
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      (Exact name of registrant as specified in its charter)

      Delaware                                      46-0172280
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)

33 Third Street S.E., Huron, South Dakota            57350
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(Address of principal executive offices)            (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

Common Stock Purchase Rights            New York Stock Exchange
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---------------------------------       -------------------------------
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Securities to be registered pursuant to Section 12(g) of the Act:

                               NONE
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                         (Title of class)

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                         (Title of class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On December 9, 1996, the Board of Directors of Northwestern Public Service Company (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, $3.50 par value (the "Common Stock"), of the Company to shareholders of record at the close of business on December 19, 1996 (the "Record Date"). The Company thereupon entered into a Rights Agreement (dated as of December 11, 1996) with Norwest Bank Minnesota, N.A. as Rights Agent. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $100 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A. as Rights Agent.

     Until the earlier to occur of (i) ten days following a public announcement that, without the prior consent of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (the date of said public announcement being the "Stock Acquisition Date") or (ii) ten days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Company (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a summary of the terms of the Rights (the "Summary of Rights"). The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference.
Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding (with or without the Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 10, 2006 unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common
Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Stock at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend therefore paid and dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     In the event that after a Stock Acquisition Date, (i) the Company consolidates with, or merges into, another entity, (ii) any other entity consolidates with, or merges into the Company (other than, in the case of either transaction described in (i) and (ii), certain reorganization transactions), or (iii) the Company sells, mortgages or otherwise transfers 50% or more of its assets or earning power (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company or, in certain cases, its affiliated company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Flip-Over Right").

     In the event that a person becomes the beneficial owner of securities having a 15% or more of the voting power of all then outstanding voting securities of the Company (unless pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be adequate and otherwise in the best interests of the Company and its constituents, including shareholders), proper provision shall be made so that each holder of a Right will have the right to receive upon exercise that number of shares (or fractional shares) of Common Stock (or shares, or units of shares of preferred stock or other equity securities of the Company having at least the same value and voting rights as the Common Stock) having a market value of two times the exercise price of the Right, subject to the availability of a sufficient number of authorized but unissued shares (such right being called the "Flip-In Right"). The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right.

     Upon the occurrence of the event giving rise to the exercisability of the Flip-In Right, any Rights that are or were at any time owned by an Acquiring Person on or after the time the Acquiring Person becomes such shall become void.

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least
1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of the exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger, or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person or, following an event giving rise to the Flip-In Right, if and for as long as an Acquiring Person beneficially owns securities representing less than 15% of the voting power of the Company's voting securities. The redemption of Rights described in the preceding sentence shall be effective only after 20 days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them as of the close of business on December 19, 1996. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. As of December 12, 1996, there were 8,920,122 shares of Common Stock issued.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Board of Directors of the Company. The Rights should not interfere with any merger of other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock, since until such time the Rights may be redeemed by the Company at $.01 per Right.

     The present dividend distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, including the form of Rights Certificate and the Summary of Rights is attached hereto as an exhibit and incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.  EXHIBITS.

     I. Rights Agreement dated as of December 11, 1996 between NORTHWESTERN PUBLIC SERVICE COMPANY and Norwest Bank Minnesota, N.A. as Rights Agent.

                               SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities and

Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




(Registrant)  Northwestern Public Service Company

Date   DECEMBER 13, 1996

By:   /s/ Alan D. Dietrich
      --------------------
          Alan D. Dietrich
          Vice President-Administration
             & Corporate Secretary

                             EXHIBIT INDEX


EXHIBIT                                                           PAGE
-------                                                           ----

Rights Agreement dated as of December 11, 1996
    between NORTHWESTERN PUBLIC SERVICE COMPANY
    and Norwest Bank Minnesota, N.A., as Rights Agent . . . . . .